UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2 and Exhibit No. 3 shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

The financial information for the three months ended December 31, 2023 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended December 31, 2023. Any other financial information provided as at a date after September 30, 2023 has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this Report is based on management’s current information, including management’s view of a wide variety of significant business, economic and competitive risks and uncertainties. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

Content in this announcement principally covers and compares the three months ended December 31, 2023 (“1Q24”) and second half 2023 (“2H23”) quarterly average periods unless otherwise stated. The 2H23 quarterly averages have been calculated using the simple arithmetic average of each financial item for the three months ended June 30, 2023 and the three months ended September 30, 2023. All amounts are in Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items, are not defined by Australian Accounting Standards (“AAS”). These non-AAS measures are identified and described in the ‘Reading this report’ section of the Performance Review in Westpac’s 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

On February 19, 2024, Westpac Group (“Westpac” or “the Group”) provided the market with an update of its performance for 1Q24. The update coincided with the release of Westpac’s Pillar 3 Report for 1Q24.

Westpac 1Q24 update

The Group delivered unaudited net profit of $1.5 billion for 1Q24. The impact of Notable Items, related solely to hedge accounting which will reverse over time, drove the 6% decline.

Excluding Notable Items, unaudited net profit was $1.8 billion for 1Q24, in line with the second half 2023 average.

The Group delivered customer deposit growth of $7.9 billion and loan growth of $5.6 billion for 1Q24.

Operating trends

The Group net interest margin (“NIM”) for 1Q24 was 1.78% and comprised of:

•	Core NIM[1] of 1.80%, down 4 basis points, reflecting prudent management in the context of ongoing mortgage competition. In addition, further deposit mix shift towards lower spread savings and term deposits was offset by higher earnings on capital and hedged deposits;

•	Treasury and Markets income of 13 basis points, up 3 basis points; and

•	Hedging items, that will reverse over time, which detracted 15 basis points.

Expenses were down 6% for 1Q24. Excluding Notable Items, expenses were up 2% for 1Q24. The rise in expenses excluding Notable Items reflected higher amortisation expense and ongoing inflationary pressures. These outweighed benefits from the 2% reduction in FTE and ongoing Cost Reset actions.

Stressed assets reduced by 4 basis points in the quarter to 1.22% of total committed exposures, with the reduction in watchlist and substandard exposures more than offsetting the rise in 90+ day mortgage delinquencies.

Financial strength

The Group net stable funding ratio was 114% for 1Q24.

Group credit impairment provisions were $5.1 billion as at December 31, 2023. The ratio of collectively assessed provisions to credit risk weighted assets was up 2 basis points to 1.37% as at December 31, 2023.

Financial summary

			Excluding Notable Items
$m	2H23 qtr average	% movement 1Q24 - 2H23 qtr average	2H23 qtr average	% movement 1Q24 - 2H23 qtr average
Net interest income	4,602	(7)	4,606	1
Non-interest income	719	3	730	3
Net operating income	5,321	(5)	5,336	2
Expenses	(2,852)	(6)	(2,622)	2
Pre-provision profit	2,469	(4)	2,714	1
Impairment charges	(129)	47	(129)	47
Tax and non-controlling interests (“NCI”)	(743)	(10)	(812)	(3)
Net profit	1,597	(6)	1,773	-
Return on equity (“ROE”)	8.9%	(61bps )	9.9%	(7bps	)

1 Core net interest income is calculated by excluding Notable Items and Treasury and Markets.

Quarterly net profit2

					Excluding Notable Items
$b	3Q23	4Q23	2H23 qtr average	1Q24	3Q23	4Q23	2H23 qtr average	1Q24
Net interest income	4.8	4.4	4.6	4.3	4.6	4.6	4.6	4.7
Non-interest income	0.8	0.6	0.7	0.7	0.8	0.7	0.7	0.8
Net operating income	5.6	5.0	5.3	5.0	5.4	5.2	5.3	5.4
Expenses	(2.7)	(3.0)	(2.9)	(2.7)	(2.7)	(2.6)	(2.6)	(2.7)
Pre-provision profit	2.9	2.0	2.5	2.4	2.8	2.7	2.7	2.7
Impairment charges	(0.3)	-	(0.1)	(0.2)	(0.3)	-	(0.1)	(0.2)
Tax and NCI	(0.8)	(0.7)	(0.7)	(0.7)	(0.8)	(0.9)	(0.8)	(0.8)
Net profit	1.8	1.4	1.6	1.5	1.7	1.8	1.8	1.8
ROE	10.3%	7.5%	8.9%	8.3%	9.6%	10.2%	9.9%	9.8%

Index to Exhibits

Exhibit
No.	Description

1	Westpac Group December 2023 Pillar 3 Report
2	ASX Release – Westpac 1Q24 Update
3	ASX Release – Westpac 1Q24 Investor Discussion Pack

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

2 Table may not add up due to rounding.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 20, 2024	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney